

October 11, 2011

<u>Via E-Mail</u>
Donald B. Wingerter, Jr.
Chief Executive Officer
Ampio Pharmaceuticals, Inc.
5445 DTC Parkway, Suite 925
Greenwood Village, CO 80111

> **Re: Ampio Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 30, 2011**
> **File No. 333-177116**

Dear Mr. Wingerter:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. Please disclose the details of the private placements in which the securities you seek to register were initially sold including, but not limited to: the dates of those sales; the amounts issued in each sale; and the circumstances of each issuance.

2. You may not register for resale more shares than the aggregate number of shares being resold by the participating selling shareholders who purchased the shares in completed private placements. Please amend your registration statement pre-effectively after you identify all of the shareholders who want to participate in the secondary offering and determine exactly how many shares they want to register for resale. In the event that you are unable to identify all potential selling shareholders, please explain to us supplementally the good faith efforts you made to identify those shareholders.

3. In light of the fact that your company was a shell company as of December 31, 2009, you are not eligible to omit information from your prospectus, such as the identities of the selling shareholders and the number of shares they will sell, in reliance on Rule 430B(b).

Please confirm that if you are not able to identify all participating selling shareholders after a good faith effort that you will provide further disclosure of the now unnamed selling shareholders and the number of shares they will offer for sale in a post-effective amendment prior to the use of the registration statement by those selling shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

Donald B. Wingerter, Jr.
Ampio Pharmaceuticals, Inc.
October 11, 2011
Page 3

       Cc: Stephen M. Davis
                Thomas S. Levato
                Goodwin Procter LLP